Filed by Onconetix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Onconetix, Inc.

Commission File No.: 001-41294

Date: August 6, 2026

Onconetix Acquisition Target Realbotix Secures Agreement for Humanoid Robot Appearance on Emmy Award-Winning Streaming Series

Entertainment Industry Agreement Reflects Real-World Adoption of Humanoid Robotics Technology Across Education, Healthcare, Hospitality, and Customer Engagement; Onconetix Recently Entered into a Definitive Agreement to Acquire Realbotix LLC, a Subsidiary of Realbotix Corp.

CINCINNATI, Ohio, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Onconetix, Inc. (Nasdaq: ONCO) (“Onconetix” or the “Company”) is providing the following summary of a press release issued by Realbotix Corp., parent of Realbotix LLC (“Realbotix”), the target of Onconetix’s previously announced pending acquisition.

Realbotix has entered into an agreement with a recognized streaming platform to feature one of its humanoid robots as a robotic character in an upcoming episode of a popular Emmy-awarded television series. Onconetix is sharing this development with its shareholders as it relates to Realbotix, the target of the pending acquisition.

The entertainment industry agreement adds another market in which Realbotix is active, alongside existing deployments in education, healthcare, hospitality, and customer engagement. These sectors are part of a broader market opportunity for humanoid robotics that span many sectors, including research applications and additional industries.

Realbotix’s robots are designed to operate as physical embodiments of AI systems while also supporting digital counterparts accessible through mobile devices, desktop platforms, and robotic interfaces, allowing the technology to extend across both physical robotics and scalable software experiences.

As previously announced on February 12, 2026, Onconetix entered into a definitive share exchange agreement to acquire 100% of the issued and outstanding equity interests of Realbotix LLC, a wholly-owned subsidiary of Realbotix Corp., in an all-stock transaction. The combined company is expected to trade on Nasdaq following closing, which is anticipated to occur in the second half of 2026, subject to Onconetix shareholder approval, required regulatory approvals, and other closing conditions.

This communication includes information regarding Realbotix, a company that Onconetix has agreed to acquire, and is being provided for informational purposes only. Investors are cautioned not to place undue reliance on forward-looking or projected information.

About Onconetix, Inc.

Onconetix, Inc. (Nasdaq: ONCO) is a commercial-stage biotechnology company focused on the research, development, and commercialization of innovative oncology solutions. Onconetix owns Proclarix®, an in vitro diagnostic test for prostate cancer originally developed by Proteomedix and approved for sale in the European Union under the IVDR, which it anticipates will be marketed in the U.S. as a lab developed test through its license agreement with Labcorp. For more information, visit www.onconetix.com.

About Realbotix LLC

Realbotix LLC is a wholly-owned subsidiary of Realbotix Corp. (TSX-V: XBOT; Frankfurt: 76M0.F; OTC: XBOTF) and the target of Onconetix’s pending acquisition. Realbotix LLC develops AI-powered humanoid robots designed for human interaction across enterprise and consumer environments. Manufactured in the United States, Realbotix’s patented AI and robotics technologies enable lifelike expressions, motion, vision, and social engagement. For more information, visit www.realbotix.ai.

Additional Information and Where to Find It

In connection with the proposed transaction between Realbotix and Onconetix, Onconetix intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by Onconetix in connection with the proposed transaction. The Registration Statement will include a proxy statement of Onconetix and a prospectus of Onconetix (the “Proxy Statement/Prospectus”), and each of Realbotix and Onconetix may file with the SEC other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Onconetix to seek their approval of the proposed transaction. This is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that Realbotix or Onconetix has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ONCONETIX ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALBOTIX, ONCONETIX, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents filed by Realbotix and Onconetix with the SEC, may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov. The information on Realbotix or Onconetix’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Realbotix, Onconetix and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Onconetix, their ownership of Onconetix common stock, and Onconetix’s transactions with related persons is set forth in the 10-K, as filed with the SEC on March 13, 2026, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of Realbotix and Onconetix and other persons who may be deemed to be participants in the solicitation of stockholders of Onconetix in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials, which will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Onconetix using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. These forward-looking statements (including, without limitation, the anticipated benefits and opportunities that may be generated by the proposed transaction described herein) are based on Onconetix’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the share exchange agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Onconetix’s stockholders, if at all; risks related to Onconetix’s continued listing on Nasdaq until closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against Realbotix, Onconetix, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Onconetix’s stock price before closing; and other factors that may affect future results of Realbotix, Onconetix, or the combined company. Onconetix does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Onconetix’s Annual Report on Form 10-K filed with the SEC on March 13, 2026 (the “10-K”) and periodic reports filed with the SEC on or after the date thereof. All of Onconetix’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date thereof.

Investor and Media Contact:

Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

Phone: (513) 620-4101

Email: investors@onconetix.com

3